

August 13, 2013

Via Email
Thomas R. Brugger
Chief Financial Officer
Sun Bancorp, Inc.
226 Landis Avenue
Vineland, New Jersey 08360

      Re: **Sun Bancorp, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed March 18, 2013
               File No. 000-20957

Dear Mr. Brugger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 10. Directors, Executive Officers and Corporate Governance

1. In future filings, please disclose whether you have a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions pursuant to Item 406 of Regulation S-K.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive, page 21

2. You disclose that for the 2012 fiscal year, the Compensation Committee established performance goals for the Named Executive Officers under the Annual Cash Incentive Plan. Please revise future filings to disclose the specific performance goals used to determine compensation, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Notes to Consolidated Financial Statements

Note 19. Derivative Instruments and Hedging Activity, page 65

3. Please tell us and revise future filings to disclose how you determined the appropriateness of applying the short-cut method for assuming no hedge ineffectiveness, including the following:

    *   The nature and specific terms of the hedged items;
    *   The nature and specific terms of the derivative instruments and how you determined those terms match the terms of the hedged items;
    *   The specific documented risk being hedged; and
    *   How you determined these hedging relationships meet each of the conditions in paragraph ASC 815-20-25-104 to qualify for use of the short cut method.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Thomas R. Brugger
Sun Bancorp, Inc.
August 13, 2013
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Kate McHale at (202) 551-3464 with any other questions.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant